Form 12b-25	Page 1 of 2

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SEC FILE NUMBER
0-7949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [X]   Form 10-K    [   ]   Form 20-F    [   ]   Form 11-K    [   ]   Form 10-Q    [   ]   Form N-SAR

For Period Ended:        December 31, 2002
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BANCWEST CORPORATION

Full Name of Registrant

Former Name if Applicable

999 Bishop Street

Address of Principal Executive Office (Street and Number)

Honolulu, Hawaii 96813

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

Form 12b-25	Page 2 of 2

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Registrant had initiated discussions with the staff of the SEC regarding the appropriate accounting presentation for an $800 million intercompany financing that registrant entered into with its parent company, BNP Paribas, in connection with its acquisition of United California Bank. On March 28, 2003, registrant was advised by the SEC staff that the transaction should be accounted for as debt rather than as minority interest in one of the registrant’s subsidiaries, as the registrant and its independent auditors had previously concluded. The effect of this change is to increase net income for 2002 by $3.7 million, or approximately 1%. Registrant is revising its financial statements and related information accordingly and will file its Form 10-K promptly after completion of these revisions.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Douglas C. Grigsby	(925)	942-8395

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [   ] Yes [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BANCWEST CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2003	By	/s/ Douglas C. Grigsby

Douglas C. Grigsby Executive Vice President, Chief Financial Officer and Treasurer